UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of December 2017

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On December 3rd , 2017, P.V. Nano Cell Ltd., an Israeli corporation (the “Company”), entered into a Share Exchange Agreement (the “Purchase Agreement”) with DigiFlex Ltd. and certain stockholders thereof (“Digiflex”), pursuant to which the Company purchased all of the outstanding shares of DigiFlex (the “Share Exchange”). A copy of the Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference

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Exhibit Index

Exhibit No.	Description

10.1	Share Exchange Agreement dated December 3rd , 2017 by and between P.V. Nano Cell Ltd., Digiflex Ltd. and the stockholders of Digiflex Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: December 14th, 2017	By:	/s/ Fernando de la Vega
		Name:	Dr. Fernando de la Vega
		Title:	Chief Executive Officer

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